UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                MMC ENERGY, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    55312Q208
                                 (CUSIP Number)

                              Edward P. Smith, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 18, 2008
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 55312Q208               SCHEDULE 13D

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS

      KARL W. MILLER
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      PF and SC
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      US
--------------------------------------------------------------------------------
     NUMBER             7    SOLE VOTING POWER

    OF SHARES           651,328
                        --------------------------------------------------------
   BENEFICIALLY         8    SHARED VOTING POWER

      OWNED             0
                        --------------------------------------------------------
     BY EACH            9    SOLE DISPOSITIVE POWER

    REPORTING           701,328
                        --------------------------------------------------------
     PERSON             10    SHARED DISPOSITIVE POWER

      WITH              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      701,328
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

CUSIP No. 55312Q208               SCHEDULE 13D

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS

      ENERGY HOLDINGS LIMITED LLC
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
     NUMBER             7    SOLE VOTING POWER

    OF SHARES           559,386
                        --------------------------------------------------------
   BENEFICIALLY         8    SHARED VOTING POWER

      OWNED             0
                        --------------------------------------------------------
     BY EACH            9    SOLE DISPOSITIVE POWER

    REPORTING           559,386
                        --------------------------------------------------------
     PERSON             10    SHARED DISPOSITIVE POWER

      WITH              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      559,386
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

CUSIP No. 55312Q208               SCHEDULE 13D

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS

      WILLIAM EASON
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      PF and OO
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      US
--------------------------------------------------------------------------------
     NUMBER             7    SOLE VOTING POWER

    OF SHARES           567,447*
                        --------------------------------------------------------
   BENEFICIALLY         8    SHARED VOTING POWER

      OWNED             0
                        --------------------------------------------------------
     BY EACH            9    SOLE DISPOSITIVE POWER

    REPORTING           8,061
                        --------------------------------------------------------
     PERSON             10    SHARED DISPOSITIVE POWER

      WITH              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      567,447*
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* 559,386 out of these 567,447 Shares represent the aggregate number of Shares beneficially owned by Energy Holdings Limited LLC ("EHL"). Pursuant to the Limited Liability Company Agreement of EHL, Mr. Eason, as the managing member of EHL, has sole voting power with respect to all of the Shares held by EHL. Mr. Eason expressly disclaims any beneficial ownership of such Shares, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Eason is the beneficial owner of such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by Energy Holdings Limited LLC, a Delaware limited liability company ("EHL"), Karl
W. Miller and William Eason, in his individual capacity and as the Managing Member of EHL (collectively, the "Reporting Persons") to amend and supplement the Items specified below in the Reporting Persons' Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 17, 2008 with respect to shares of common stock, $.001 par value (the "Shares"), of MMC Energy, Inc., a Delaware corporation (the "Issuer").

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Miller reported in a press release issued on March 18, 2008 that if the Reporting Persons' proposed directors are elected, he would reinvest, by purchases of Issuer stock, a substantial portion of the $1,121,762 (gross) that he received as a severance payment as a result of his separation of employment from the Issuer. A copy of the press release is attached as Exhibit A to this Amendment No. 1 and incorporated by reference herein. Any description herein of such press release is qualified in its entirety by reference to such press release.

Item 4.  Purpose of Transaction.

The Reporting Persons delivered a notice (the "Solicitation Notice") to the Issuer on March 20, 2008 notifying the Issuer of their intent to nominate candidates ("Nominees") for election as directors of the Issuer at its Annual Meeting of Stockholders to be held on May 28, 2008 (including any adjournment, postponement, continuation or rescheduling thereof, the "Annual Meeting") and to make stockholder proposals intended to prevent the Issuer's current board members from taking action to obstruct the ability of stockholders to consider the alternative slate of nominees for director and establishing an age limit for directors (the "Proposals"). The Solicitation Notice was delivered to the Issuer pursuant to Section 2.15 of the Bylaws of the Issuer (the "Bylaws") with respect to the Nominees and pursuant to Section 1.12 of the Bylaws with respect to the Proposals. The Bylaws require that any stockholder desiring to propose nominees for director or bring any other business before the Annual Meeting must deliver a notice to the corporate Secretary of the Issuer at the principal executive offices of the Issuer not later than the close of business on the 10th day following the day on which the Issuer makes a public announcement of the date of the Annual Meeting. The Issuer made such public announcement with respect to the Annual Meeting on March 12, 2008.

The Nominees are Ketheesch Aran, William Eason, Joseph C. Hearne, Kevin McConville, Karl W. Miller, Raiford Trask, Jr. and Tony Valentine. The press release attached as Exhibit A reported that if elected, the Nominees would not accept directors' fees from the Issuer. The Proposals for amending MMC's Bylaws are (i) to repeal each provision of the Bylaws and any and all amendments to the Bylaws (whether effected by supplement to, deletion from or revision of the Bylaws) since March 7, 2008, which is the date on which the Reporting Persons delivered to the Issuer a notice regarding their intent to nominate a slate of directors for election at the Annual Meeting and to solicit proxies in connection therewith, and (ii) to amend the Bylaws to establish an age limitation for directors providing that no person shall be eligible to be elected as a director for a term which expires after he or she reaches age 72.

The Reporting Persons also notified the Issuer that they intend to prepare and deliver their own proxy materials, in accordance with applicable law, to all holders of record of Shares entitled to vote at the Annual Meeting. The Solicitation Notice also constituted notice under Rule 14a-4(c)(2)(i) of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, that the Reporting Persons intend to deliver their proxy statement and form of proxy to holders of at least the percentage of Shares required under applicable law to elect the Nominees and to approve the Proposals.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons intend to prepare and deliver their own proxy materials, in accordance with applicable law, to all holders of record of Shares entitled to vote at the Annual Meeting, soliciting votes in favor of the Nominees and the Proposals. The Reporting Persons intend to vote Shares beneficially owned by them in favor of the Nominees and the Proposals. In addition the Solicitation Notice states that if the Nominees are elected, they would use their best efforts to elect Messrs. Aran, McConville and Miller to executive officer positions of the Issuer. William Eason, Joseph C. Hearne and Raiford Trask, Jr. are members of EHL.

Item 7.  Material to be Filed as Exhibits.

Exhibit A    Press Release issued by William Eason on March 18, 2008.

Exhibit B    Press Release issued by William Eason on March 20, 2008.

                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2008



/s/ Karl W. Miller
----------------------------
Karl W. Miller


/s/ William Eason
----------------------------
William Eason


ENERGY HOLDINGS LIMITED LLC

By:  /s/ William Eason
     -----------------------
     Name: William Eason
     Title: Managing Member

                                  EXHIBIT INDEX



Exhibit A    Press Release issued by William Eason on March 18, 2008.

Exhibit B    Press Release issued by William Eason on March 20, 2008.

                                                                     EXHIBIT A

Investor Contacts:

Media Contacts:
G. William Eason
gwilliameason@gmail.com
(917) 591-6906

FOR IMMEDIATE RELEASE

           FORMER CHAIRMAN AND CEO OF MMC ENERGY, INC. (NASDAQ: MMCE)
     AND FOUNDING SHAREHOLDER GROUP INTEND TO NOMINATE A SLATE OF DIRECTORS
                  FOR ELECTION AT MMC'S MAY 2008 ANNUAL MEETING

              WILMINGTON, NORTH CAROLINA, March 18, 2008 - Energy Holdings Limited LLC ("EHL"), a company comprised of MMC's founders, G. William Eason and Karl W. Miller, today announced that they intend to nominate a slate of directors for election at the May 2008 annual meeting of shareholders of MMC Energy, Inc. (NASDAQ: MMCE) ("MMC") and to solicit proxies from MMC's shareholders. The founding equity group intends to nominate highly qualified, experienced and execution-oriented individuals to replace the existing board of directors of MMC. EHL detailed their intentions in a letter dated March 7, 2008 that was delivered to MMC and is an exhibit to the Schedule 13-D filed on March 17, 2008. EHL, G. William Eason, EHL's Managing Member, and Karl W. Miller together own shares of MMC's common stock representing approximately 9.1% of MMC's outstanding shares. Miller is the founder and a former Chairman, CEO and director of MMC, as well as a major shareholder.

              EHL requested in its March 7, 2008 letter that MMC's annual meeting be held in April 2008 due to the critical issues now facing the Company.

              "As major investors, EHL is focused on creating an enterprise that is energetic, dynamic and execution oriented," said Eason. "We will propose a board that is positioned to manage a micro-cap growth company which is dependent upon a highly driven and focused management team".

              The proposed new slate of directors will provide a fresh perspective and new ideas for ways to grow revenues and profits through targeted acquisitions and drive shareholder value. "We believe the alternative slate will benefit shareholders", said Eason.

              The proposed nominees will form a highly-qualified, experienced and dedicated team that is committed to take the actions necessary to position MMC for long-term growth and profitability and increasing shareholder value. The nominees will be fully committed to acting in the best interests of all shareholders and the group has significant personal capital at risk by its holdings of MMC stock.

              If elected, the nominees would not accept directors' fees and Mr. Miller, who received a cash payment of $1,121,762 (gross) from MMC as a result of his separation from MMC, would plan to reinvest a substantial portion of that amount in the form of purchases of MMC stock. Miller is the largest individual non-institutional investor of MMC.

              "Since founding this Company, I have personally contributed cash for operations when MMC was a private firm, personally guaranteed debt and regularly purchased shares in the open market, and never sold even one share of stock. I continue to believe in MMC and am confident the true value of the Company is yet to be realized", said Miller.

              EHL will solicit proxies in support of another shareholder proposal to prevent the current MMC board or management from taking action to obstruct the ability of shareholders to consider the alternative slate of nominees.

              In response to the Company's announcement that it is relocating its current CEO to California, "We are pleased that the Board is listening to us, but without the simultaneous closure of the New York office, the inefficient use of MMC's cash and the direct and hidden costs of separating management only exacerbates the risk to shareholders," said Eason.

              Proceeds from the June 2007 IPO were specifically earmarked for the Chula Vista and Escondido upgrades. Given the deteriorating credit market conditions, it is paramount that MMC preserve its cash to support and fund the projects. Structuring a non-dilutive debt instrument or an additional acquisition without consideration for the current market conditions poses a significant risk to shareholders." We are concerned about the Company's cash burn rate for general and administrative purposes", said Eason.

              This is an exciting time to be in the energy business and we are confident our plan is best for MMC," Eason added. "It is time to get back to work."

              IMPORTANT INFORMATION

              EHL and Messrs. Eason and Miller intend to file with the Securities and Exchange Commission and mail to shareholders a proxy statement and proxy card to be used to solicit proxies in connection with MMC's May 2008 annual meeting. Shareholders are advised to read carefully the proxy statement and other information related to the solicitation when they become available because they will contain important information. When completed, a definitive proxy statement and a form of proxy will be mailed to MMC's shareholders and will be available, along with other relevant documents, at no charge, at the SEC's website at http://www.sec.gov. Information relating to the participants in such proxy solicitation will be contained in the proxy statement to be filed by EHL and Messrs. Eason and Miller.

                                                                     EXHIBIT B

Investor Contacts:

Media Contacts:
G. William Eason
gwilliameason@gmail.com
(917) 591-6906

FOR IMMEDIATE RELEASE

    ENERGY HOLDINGS LIMITED LLC NOMINATES SLATE OF DIRECTORS FOR ELECTION TO
             MMC ENERGY, INC. BOARD OF DIRECTORS AT THE MAY 28, 2008
                         ANNUAL MEETING OF STOCKHOLDERS

WILMINGTON, NORTH CAROLINA, MARCH 20, 2008 - Energy Holdings Limited LLC (EHL), a group of founding shareholders of MMC Energy, Inc. (MMC) and Karl W. Miller, founder and a former chairman, CEO and director of MMC, and the largest individual, non-institutional investor, announced its slate of nominees for election to the board of directors of MMC at the annual meeting to be held May 28, 2008 in San Francisco, California. The slate is comprised of a combination of MMC's entrepreneurial founding stockholders and energy industry executives with broad and deep energy experience.

"We are very proud of our slate and feel confident that if investors take a cold, hard look at the opportunities that exist within the energy industry today, and the state of affairs within MMC, there is every reason to elect our slate", said G. William Eason, Managing Member of EHL.

Eason cited the ability of EHL's nominees to raise investor confidence and move the company forward as reasons for the change. "Our slate has the execution capabilities and experience level," said Eason.

MMC's share price has hit an all time low of $2.06 today and, combined with the lack of liquidity, creates what EHL considers to be concern among investors about the status of MMC.

EHL does not wish to see MMC divert the remaining cash from the proceeds of the June 2007 IPO for the execution of an ill advised transaction that is not in the best interest of stockholders.

The EHL slate plans to immediately relocate the Company to California, close the New York office, seek to develop a meaningful asset acquisition pipeline and additional sources of capital at the asset level and ensure the use of proceeds from the June 2007 IPO are properly dedicated to the Chula Vista and Escondido upgrade projects.

The EHL slate is a mix of individuals with entrepreneurial talent who understand the dynamics and challenges of managing a growth business, and had invested in MMC at its inception. The slate includes energy industry executives with proven track records. "We are excited about creating what EHL feels is an energetic, dynamic and execution oriented team moving MMC forward", said Eason.

The following is EHL's slate of nominees: Ketheesch Aran, William Eason, Joseph
C. Hearne, Kevin McConville, Karl W. Miller, Raiford Trask, Jr. and Tony Valentine.

The EHL slate will not collect fees for board service or meetings, substantially reducing the annual general and administrative expenses of MMC to preserve cash.

As required by MMC's Bylaws, EHL delivered to MMC's New York corporate offices the slate of nominees and notice that it intends to propose certain amendments to the MMC Bylaws.

IMPORTANT INFORMATION

EHL and Messrs. Eason and Miller intend to file with the Securities and Exchange Commission and mail to stockholders a proxy statement and proxy card to be used to solicit proxies in connection with MMC's May 2008 annual meeting. Stockholders are advised to read carefully the proxy statement and other information related to the solicitation when they become available because they will contain important information. When completed, a definitive proxy statement and a form of proxy will be mailed to MMC's stockholders and will be available, along with other relevant documents, at no charge, at the SEC's website at http://www.sec.gov. Information relating to the participants in such proxy solicitation will be contained in the proxy statement to be filed by EHL and Messrs. Eason and Miller.

                                      # # #